[GRAPHIC OMITTED] OJSC Vimpelcom                 Phone:          Fax:
                  8 Marta str., 10, bldg. 14,
                  127083, Moscow, Russia         +7(095)725-0700 +7(905)721-0017


FOR IMMEDIATE RELEASE



        VIMPELCOM ANNOUNCES REDEMPTION OF 5.5% SENIOR CONVERTIBLE NOTES
            ---------------------------------------------------------


Moscow  and  New  York   (November   20,  2003)  -  Open  Joint  Stock   Company
"Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced that it, through its indirect wholly-owned subsidiary VimpelCom B.V., is calling for redemption on December 22, 2003 all of its 5.5% Senior Convertible Notes due 2005 (the "Notes"). The aggregate principal amount outstanding of the Notes is approximately $67.2 million as of the date hereof. The Notes were issued by VimpelCom B.V. and VimpelCom fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the Notes, including the performance by VimpelCom B.V. of its conversion obligation.

Prior to 5:00 p.m., New York time, on December 17, 2003, holders may convert their Notes into Company ADSs at a price of $27.0312 per ADS or approximately
36.9943 ADSs per $1,000 principal amount of Notes. Cash will be paid in lieu of fractional shares. On November 19, 2003, the closing price of Company ADSs on the New York Stock Exchange was $58.85 per ADS.

Alternatively, holders may have their Notes redeemed on December 22, 2003. Upon redemption, holders will receive a total of $1,241.76 per $1,000 principal amount of Notes (consisting of the redemption price of $1,219.76 per $1,000 principal amount of Notes, plus accrued and unpaid interest thereon from July 28, 2003 up to but not including December 22, 2003, of $22). Any Notes not converted on or before 5:00 p.m., New York Time, on December 17, 2003, will be automatically redeemed on December 22, 2003, and no further interest will accrue.

A Notice of Redemption is being sent to all registered holders of the Notes. Copies of the Notice of Redemption may be obtained from The Bank of New York, the Conversion Agent and Paying Agent, by calling Trevor Blewer, Vice President, at (44) 207-964-7298 or Lee Pellicci, Trust Associate, at (44) 207-964-7337. The
address of The Bank of New York is 101 Barclay Street, Floor 21 West, New York, NY 10286 or One Canada Square, London E14 5AL.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's 5.5% Senior Convertible Notes are listed on the NYSE under the symbol "VIP 05".

For more information, please contact:

Valery Goldin                               Christopher Mittendorf
VimpelCom (Moscow)                          Edelman Financial Worldwide
Tel: 7(095) 974-5888                        Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                       christopher.mittendorf@edelman.com